

August 23, 2013

<u>Via E-mail</u>
Mr. Blair Sorby
Chief Executive Officer
Resolute Oncology, Inc.
1200 Route 22 East, Suite 2000
Bridgewater, NJ 08807

      Re: **Resolute Oncology, Inc.**
              Form 10-K for the Year Ended
              December 31, 2012
              Filed March 28, 2013
              File No. 333-166848

Dear Mr. Sorby:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/Tia L. Jenkins

                                      Tia L. Jenkins
                                      Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and Mining